Exhibit 99.1

Vipshop Reports Unaudited First Quarter 2022 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on May 19, 2022

Guangzhou, China, May 19, 2022 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Total net revenues for the first quarter of 2022 were RMB25.2 billion (US$4.0 billion), as compared with RMB28.4 billion in the prior year period.

•	GMV[1] for the first quarter of 2022 was RMB42.6 billion, as compared with RMB46.1 billion in the prior year period.

•	Gross profit for the first quarter of 2022 was RMB5.0 billion (US$790.1 million), as compared with RMB5.6 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the first quarter of 2022 was RMB1.1 billion (US$172.8 million), as compared with RMB1.5 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the first quarter of 2022 was RMB1.4 billion (US$223.8 million), as compared with RMB1.7 billion in the prior year period.

•	The number of active customers[3] for the first quarter of 2022 was 42.2 million, as compared with 45.8 million in the prior year period.

•	Total orders[4] for the first quarter of 2022 were 166.4 million, as compared with 175.5 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, Shan Shan Outlets and city outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores, Vipmaxx offline stores, Shan Shan Outlets and the city outlets in Hefei, Anhui province that is operated by the Company, which were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment gain (loss) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, (iv) amortization of intangible assets resulting from business acquisitions, and (v) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “Our business demonstrated strong execution and operational agility in the first quarter, against a challenging macro environment and prolonged COVID-19 impact. We continued to execute on our merchandising strategy to support core brand partners, bring in new and trendy brands, as well as expand high-value customer base. Besides, by leveraging our merchandising capabilities, we expanded non-apparel product offerings to quickly address the changing consumer demand, which partially offset the sluggish demand in discretionary items. We are pleased that our proven business model enabled us to sustain a healthy level of profits. While we remain cautious amid ongoing uncertainties, we are firmly committed to our strategic positioning as a discount platform for branded products, looking to create exceptional value for both brand partners and customers.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “In the first quarter, we achieved resilient margins thanks to our initiatives to manage cost and expenses with greater discipline. Looking forward, we will continue to optimize operational efficiency and deliver healthy and sustainable profitability. Besides, we fully utilized the remaining amount under the US$500 million share repurchase program during the first quarter, and announced another US$1 billion program in March 2022. This demonstrates our confidence in our long-term business potential and value creation to our shareholders.”

First Quarter 2022 Financial Results

REVENUES

Total net revenues for the first quarter of 2022 were RMB25.2 billion (US$4.0 billion), as compared with RMB28.4 billion in the prior year period, primarily attributable to soft consumer demand for discretionary categories and adverse impact on warehousing and logistics networks caused by COVID-19 resurgence in China.

GROSS PROFIT

Gross profit for the first quarter of 2022 was RMB5.0 billion (US$790.1 million), as compared with RMB5.6 billion in the prior year period. Gross margin for the first quarter of 2022 increased to 19.8% from 19.7% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the first quarter of 2022 decreased by 11.0% year over year to RMB3.9 billion (US$615.1 million) from RMB4.4 billion in the prior year period. As a percentage of total net revenues, total operating expenses for the first quarter of 2022 was 15.4%, which stayed flat as compared with the prior year period.

•

Fulfillment expenses for the first quarter of 2022 decreased by 5.5% year over year to RMB1.7 billion (US$267.4 million) from RMB1.8 billion in the prior year period. As a percentage of total net revenues, fulfillment expenses for the first quarter of 2022 was 6.7%, as compared with 6.3% in the prior year period.

•

Marketing expenses for the first quarter of 2022 decreased by 41.3% year over year to RMB759.3 million (US$119.8 million) from RMB1.3 billion in the prior year period, primarily attributable to more prudent marketing strategy. As a percentage of total net revenues, marketing expenses for the first quarter of 2022 decreased to 3.0% from 4.6% in the prior year period.

•

Technology and content expenses for the first quarter of 2022 increased to RMB390.4 million (US$61.6 million) from RMB337.5 million in the prior year period. As a percentage of total net revenues, technology and content expenses for the first quarter of 2022 increased to 1.5% from 1.2% in the prior year period.

•

General and administrative expenses for the first quarter of 2022 were RMB1.1 billion (US$166.4 million), as compared with RMB956.7 million in the prior year period. As a percentage of total net revenues, general and administrative expenses for the first quarter of 2022 was 4.2%, as compared with 3.4% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the first quarter of 2022 was RMB1.3 billion (US$202.3 million), as compared with RMB1.5 billion in the prior year period. Operating margin for the first quarter of 2022 was 5.1%, as compared with 5.3% in the prior year period.

Non-GAAP income from operations5 for the first quarter of 2022, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB1.5 billion (US$239.8 million), as compared with RMB1.7 billion in the prior year period. Non-GAAP operating margin6 for the first quarter of 2022 was 6.0%, as compared with 6.1% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the first quarter of 2022 was RMB1.1 billion (US$172.8 million), as compared with RMB1.5 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the first quarter of 2022 was 4.3%, as compared with 5.4% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the first quarter of 2022 was RMB1.61 (US$0.25), as compared with RMB2.18 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the first quarter of 2022, which excluded (i) share-based compensation expenses, (ii) investment gain (loss) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, (iv) amortization of intangible assets resulting from business acquisitions, and (v) tax effects on non-GAAP adjustments, was RMB1.4 billion (US$223.8 million), as compared with RMB1.7 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the first quarter of 2022 was 5.6%, as compared with 6.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the first quarter of 2022 was RMB2.09 (US$0.33), as compared with RMB2.41 in the prior year period.

For the quarter ended March 31, 2022, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 680,268,635.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

BALANCE SHEET AND CASH FLOW

As of March 31, 2022, the Company had cash and cash equivalents and restricted cash of RMB14.3 billion (US$2.3 billion) and short term investments of RMB5.0 billion (US$791.8 million).

For the quarter ended March 31, 2022, net cash used in operating activities was RMB1.2 billion (US$188.7 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Mar 31, 2021 RMB’000	Mar 31, 2022 RMB’000	Mar 31, 2022 US$’000
Net cash used in operating activities	(439,020)	(1,196,285)	(188,709)
Reconciling items:
Net impact from Internet financing activities[11]	(53,855)	139,862	22,063
Capital expenditures	(733,448)	(645,684)	(101,854)

Free cash outflow	(1,226,323)	(1,702,107)	(268,500)

For the trailing twelve months ended

	Mar 31, 2021 RMB’000	Mar 31, 2022 RMB’000	Mar 31, 2022 US$’000
Net cash generated from operating activities	13,080,035	5,987,379	944,486
Reconciling items:
Net impact from Internet financing activities[11]	(634,484)	104,171	16,433
Capital expenditures	(2,313,299)	(3,490,880)	(550,673)

Free cash inflow	10,132,252	2,600,670	410,246

Share Repurchase Program

As of March 31, 2022, the Company had fully utilized its US$500 million share repurchase program that it announced on March 30, 2021, resulting in repurchases of 7,514,514 Class A ordinary shares in aggregate.

On March 31, 2022, the Company’s board of directors authorized a new share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs or Class A ordinary shares for a 24-month period.

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Business Outlook

For the second quarter of 2022, the Company expects its total net revenues to be between RMB22.2 billion and RMB23.7 billion, representing a year-over-year decrease rate of approximately 25% to 20%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3393 to US$1.00, the effective noon buying rate on March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2022, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, May 19, 2022 at 7:30 am US Eastern Time, 7:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID via email. To join the conference, participants should use the dial-in details in the email and then enter the event passcode followed by the registrant ID.

Conference ID	#9768591
Registration Link	https://apac.directeventreg.com/registration/event/9768591

A replay of the conference call will be accessible until May 26, 2022 via the following dial-in details:

United States Toll Free:         +1-855-452-5696

International:                          +61-2-8199-0299

Conference ID:                      #9768591

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) investment gain (loss) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, (iv) amortization of intangible assets resulting from business acquisitions, and (v) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenues Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenues Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (i) share-based compensation, (ii) investment gain (loss) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, (iv) amortization of intangible assets resulting from business acquisitions, and (v) tax effects on non-GAAP adjustments add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, (ii) investment gain (loss) and revaluation of investments excluding dividends, (iii) reconciling items on the share of equity method investments, (iv) amortization of intangible assets resulting from business acquisitions, and (v) tax effects on non-GAAP adjustments. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure, technology platform and Shan Shan Outlets. Share-based compensation expenses have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB’000	RMB’000	USD’000
Product revenues	27,221,752	23,926,432	3,774,302
Other revenues (1)	1,176,745	1,318,086	207,923

Total net revenues	28,398,497	25,244,518	3,982,225

Cost of revenues	(22,803,674)	(20,236,053)	(3,192,159)

Gross profit	5,594,823	5,008,465	790,066

Operating expenses:
Fulfillment expenses (2)	(1,793,138)	(1,694,943)	(267,371)
Marketing expenses	(1,294,068)	(759,275)	(119,773)
Technology and content expenses	(337,516)	(390,371)	(61,580)
General and administrative expenses	(956,688)	(1,054,714)	(166,377)

Total operating expenses	(4,381,410)	(3,899,303)	(615,101)

Other operating income	298,000	173,452	27,361

Income from operations	1,511,413	1,282,614	202,326
Investment gain(loss) and revaluation of investments	97,936	(34,458)	(5,436)
Interest expense	(3,696)	(4,735)	(747)
Interest income	153,424	199,694	31,501
Exchange gain(loss)	30,950	(12,182)	(1,922)

Income before income tax expense and share of income (loss) of equity method investees	1,790,027	1,430,933	225,722
Income tax expenses	(306,959)	(291,843)	(46,037)
Share of income (loss) of equity method investees	64,642	(43,006)	(6,784)

Net income	1,547,710	1,096,084	172,901
Net income attributable to non-controlling interests	(2,240)	(421)	(66)

Net income attributable to Vipshop’s shareholders	1,545,470	1,095,663	172,835
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	136,459,216	135,256,731	135,256,731
—Diluted	141,842,600	136,053,727	136,053,727
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	11.33	8.10	1.28
Net income attributable to Vipshop’s shareholders—Diluted	10.90	8.05	1.27
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	2.27	1.62	0.26
Net income attributable to Vipshop’s shareholders—Diluted	2.18	1.61	0.25

(1)

Other revenues primarily consist of product promotion and online advertising revenues, lease income mainly earned from the Shan Shan Outlets ,fees charged to third-party merchants which the Company provides platform access for sales of their products, revenue from third-party logistics services, loan facilitation service income and membership fee income.

(2)	Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.2 billion and RMB 1.2 billion in the three month periods ended March 31,2021 and March 31,2022, respectively.
(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	19,750	18,267	2,882
Marketing expenses	4,289	2,365	373
Technology and content expenses	52,581	55,207	8,709
General and administrative expenses	143,517	161,832	25,528

Total	220,137	237,671	37,492

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	16,297,410	13,648,072	2,152,930
Restricted cash	873,859	657,137	103,661
Short term investments	5,381,618	5,019,373	791,787
Accounts receivable, net	459,128	419,134	66,117
Amounts due from related parties, net	637,825	660,629	104,212
Other receivables and prepayments, net	2,326,866	2,500,967	394,518
Loan receivables, net	131	99	16
Inventories	6,865,108	5,236,163	825,984

Total current assets	32,841,945	28,141,574	4,439,225

NON-CURRENT ASSETS
Property and equipment, net	14,376,712	14,713,745	2,321,036
Deposits for property and equipment	382,121	182,622	28,808
Land use rights, net	6,612,165	6,581,020	1,038,130
Intangible assets, net	320,943	339,474	53,551
Investment in equity method investees	2,476,868	2,583,150	407,482
Other investments	2,482,911	2,271,554	358,329
Other long-term assets	296,366	63,613	10,035
Goodwill	589,165	589,165	92,939
Deferred tax assets, net	760,023	723,062	114,060
Operating lease right-of-use assets	1,148,322	886,171	139,790

Total non-current assets	29,445,596	28,933,576	4,564,160

TOTAL ASSETS	62,287,541	57,075,150	9,003,385

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,975,184	1,928,968	304,287
Accounts payable	13,144,935	10,303,527	1,625,341
Advance from customers	1,828,781	1,329,602	209,740
Accrued expenses and other current liabilities	7,658,677	6,497,100	1,024,892
Amounts due to related parties	429,088	353,489	55,761
Deferred income	449,693	399,735	63,057
Operating lease liabilities	284,659	268,012	42,278

Total current liabilities	25,771,017	21,080,433	3,325,356

NON-CURRENT LIABILITIES
Deferred tax liability	437,202	427,065	67,368
Deferred income-non current	1,026,155	1,025,383	161,750
Operating lease liabilities	952,813	709,601	111,937
Other long term liabilities	272,038	—	—

Total non-current liabilities	2,688,208	2,162,049	341,055

TOTAL LIABILITIES	28,459,225	23,242,482	3,666,411

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized,122,975,885 and 123,170,036 shares issued,of which 120,232,895 and 115,655,522 shares were outstanding as of December 31,2021 and March 31,2022, respectively)	80	80	13
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 15,560,358 and 15,560,358 shares issued and outstanding as of December 31, 2021 and March 31,2022, respectively)	11	11	2
Treasury shares,at cost(2,742,990 and 7,514,514 Class A shares as of December 31, 2021 and March 31,2022, respectively )	-1,927,719	-3,187,776	-502,859
Additional paid-in capital	12,227,637	12,417,179	1,958,762
Retained earnings	22,421,488	23,517,152	3,709,740
Accumulated other comprehensive loss	-88,599	-90,001	-14,197
Non-controlling interests	1,195,418	1,176,023	185,513

Total shareholders’ equity	33,828,316	33,832,668	5,336,974

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	62,287,541	57,075,150	9,003,385

	—	—	—

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	March 31, 2021	March 31, 2022	March 31, 2022
	RMB’000	RMB’000	USD’000
Income from operations	1,511,413	1,282,614	202,326
Share-based compensation expenses	220,137	237,671	37,492
Amortization of intangible assets resulting from business acquisitions	5,896	—	—

Non-GAAP income from operations	1,737,446	1,520,285	239,818

Net income attributable to Vipshop’s shareholders	1,545,470	1,095,663	172,835
Share-based compensation expenses	220,137	237,671	37,492
Investment gain (loss) and revaluation of investments excluding dividends	(54,111)	35,735	5,637
Reconciling items on the share of equity method investments(4)	(9,972)	51,514	8,126
Amortization of intangible assets resulting from business acquisitions	5,896	—	0
Tax effects on non-GAAP adjustments	5,273	(1,757)	(277)

Non-GAAP net income attributable to Vipshop’s shareholders	1,712,693	1,418,826	223,813

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	136,459,216	135,256,731	135,256,731
—Diluted	141,842,600	136,053,727	136,053,727
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	12.55	10.49	1.65
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	12.07	10.43	1.65
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.51	2.10	0.33
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.41	2.09	0.33

(4)	To exclude the GAAP to non-GAAP reconciling items relating to investment gain(loss) and evaluation of investments on the share of equity method investments.